BRIDGE BANCORP, INC.

2200 Montauk Highway

Bridgehampton, New York 11932

March 30, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bridge Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-202818)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Bridge Bancorp, Inc., a New York corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on March 31, 2015 at 5:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Howard H. Nolan
Howard H. Nolan
Senior Executive Vice President and Chief Financial Officer (Duly Authorized Representative)